SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 7, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on August 7, 2013.

PRESS RELEASE	7 August 2013

ING records 2Q13 underlying net profit of EUR 942 million

•	Group underlying net profit at EUR 942 million from EUR 800 million in 1Q13 and EUR 1,109 million in 2Q12

•	2Q13 net profit EUR 788 million, or EUR 0.21 per share, including discontinued operations, special items and divestments

•	Bank underlying result before tax up 13.5% vs. 2Q12 to EUR 1,147 million; declines 1.9% from seasonally strong 1Q13

•	Net interest margin continued to improve, rising to 1.42% supported by higher savings margins

•	Ongoing cost-containment programmes yielded further savings and the cost/income ratio improved to 54.3%

•	Risk costs remained elevated at EUR 616 million, or 89 bps of average RWA, versus 73 bps in 2Q12 and 81 bps in 1Q13

•	Insurance EurAsia operating result rose to EUR 256 million, up 26.1% versus 2Q12 and more than triple 1Q13

•	Operating result supported by cost reductions from transformation programme, improved Non-life result and lower funding costs

•	Investment spread unchanged at 94 bps as both average life general account assets and average investment income were stable

•	Underlying result before tax of Insurance EurAsia improved significantly both year-on-year and sequentially to EUR 182 million

•	Insurance ING U.S. operating result rose to EUR 140 million, from EUR 102 million in 2Q12 and EUR 87 million in 1Q13

•	Operating result increased driven by growth in fees and premium-based revenues and a higher technical margin

•	2Q13 showed continued strength in net inflows in the Retirement and Investment Management businesses

•	Underlying result before tax was EUR -19 million reflecting losses on Closed Block VA equity hedges in place to protect capital

•	ING maintained strong capital ratios; shareholders’ equity ended the quarter at EUR 49.9 billion

•	Bank core Tier 1 ratio remained strong at 11.8% following EUR 1.8 billion capital upstream to ING Group in the second quarter

•	Insurance EurAsia IGD Solvency I ratio improves to 304%; estimated combined RBC ratio for ING U.S. was 454% at 30 June

•	Given ING’s priority to repay the Dutch State, an interim dividend on common shares will not be paid in 2013

CHAIRMAN’S STATEMENT

“ING has made good progress so far this year as we work to improve our operational performance, execute our restructuring and prepare our banking and insurance companies for independent futures,” said Jan Hommen, CEO of ING Group. “We successfully completed the IPO of our U.S.-based retirement, investment and insurance business in May. The proceeds from the IPO, along with a capital upstream from the Bank, have reduced the leverage in the Group holding company to EUR 4.4 billion, which is covered by the value of our remaining stake in ING U.S. today. We completed the merger of the commercial operations of WestlandUtrecht Bank with Nationale-Nederlanden Bank on 1 July, paving the way to divest these operations as part of the Insurance Europe IPO.”

“The financial performance in all three business segments was robust in the second quarter. ING Bank posted solid underlying pre-tax results of EUR 1,147 million, despite higher risk costs reflecting the challenging economic climate. Savings inflow remained strong, with net funds entrusted growth of EUR 6.5 billion, while the net interest margin improved to 1.42%. Cost-containment efforts helped reduce the cost/income ratio to 54.3% and the return on equity for the first six months increased to 9.3%, approaching our Ambition 2015 target of 10-13%.”

“The operating results of Insurance EurAsia showed substantial improvement both year-on-year and sequentially. The European business has been accelerating its transformation programme to be ready for a base case IPO in 2014. The programme has already yielded cost savings that supported the second-quarter results together with an improvement in the Non-life result and lower funding costs. To expedite the IPO process, ING U.S. will be transferred out of ING Insurance (ING Verzekeringen N.V.), clearing the way to use ING Insurance as the IPO entity.”

“In its first quarter as a public company, ING U.S. continued to generate robust net inflows from the Retirement and Investment Management businesses, contributing to higher fees and premium-based revenues, which drove this quarter’s solid operating performance. The strength of the U.S. franchise is evident in the 50% appreciation of its stock price since the IPO, bringing the current market value of ING’s remaining 71% stake in the company to EUR 4.5 billion.”

“I am extremely proud of what our people have achieved this quarter and over the past years, through an exceptional period of change within our company and in the financial industry. Every step of the way, we have tried to keep the interests of our customers as our first priority. I am grateful for the support of our employees and consider myself privileged to have been given the opportunity to serve as their leader during this period of enormous change. On 1 October, Ralph Hamers will take over from me as CEO of ING Group. Ralph and I are working together to ensure a smooth transition, and I am confident that he will continue the drive to build strong, sustainable futures for our businesses, while placing the highest priority on the needs of our customers.”

ING GROUP CONSOLIDATED RESULTS

ING Group key figures

	2Q2013	2Q2012[1]	Change	1Q2013	Change	1H2013	1H2012[1]	Change
Profit and loss data (in EUR million)
Underlying result before tax	1,288	1,305	-1.3%	1,167	10.4%	2,453	2,240	9.5%
of which Bank	1,147	1,011	13.5%	1,169	-1.9%	2,316	2,162	7.1%
of which Insurance EurAsia	182	-110		85	114.1%	266	-153
of which Insurance ING U.S.	-19	394	-104.8%	-192		-211	195	-208.2%
of which Insurance Other	-22	10	-320.0%	104	-121.2%	82	37	121.6%
Underlying net result	942	1,109	-15.1%	800	17.8%	1,742	1,687	3.3%
Divestments, discontinued operations and special items[2]	-155	183		1,004		852	334

Net result	788	1,293	-39.1%	1,804	-56.3%	2,592	2,020	28.3%

Net result per share (in EUR)[3]	0.21	0.34	-38.2%	0.47	-55.3%	0.68	0.53	28.3%

Capital ratios (end of period)
Shareholders’equity (in EUR billion)				54	-8.4%	50	49	2.8%
ING Group debt/equity ratio				10.8%		7.2%	12.3%
Bank core Tier 1 ratio				12.3%		11.8%	11.1%
Insurance EurAsia IGD Solvency I ratio				292%		304%	260%
Other data (end of period)
Underlying return on equity based on IFRS-EU equity[4]	7.2%	9.4%		6.0%		6.6%	7.2%
Employees (FTEs, end of period, adjusted for divestments)				83,032	-0.5%	82,643	86,648	-4.6%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	The results of Insurance/IM Asia have been transferred to “net result from discontinued operations”
[3]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities
[4]	Annualised underlying net result divided by average IFRS-EU equity

ING Group posted an underlying net profit of EUR 942 million in the second quarter, driven by robust performance in all three business segments.

UNDERLYING NET RESULT - GROUP (in EUR million)

Although the weak economic environment contributed to higher risk costs at ING Bank, underlying pre-tax results for the Bank rose 13.5% from a year ago and were down only 1.9% from the first quarter of 2013, which included seasonally high Financial Markets results. The Bank’s performance in the current quarter reflected an improvement in the net interest margin, a reduction in the cost/ income ratio, and continued strong net inflow of funds entrusted.

The operating results of Insurance EurAsia and ING U.S. improved substantially both year-on-year and sequentially. On an underlying basis, the second-quarter pre-tax result at Insurance EurAsia rose compared with both prior quarters to EUR 182 million. The total operating result of ING U.S. increased 37.3% year-over-year and jumped 59.1% sequentially, both excluding currency effects. The quarterly underlying result before tax of ING U.S. was EUR -19 million, including hedge losses on the US Closed Block VA as equity markets appreciated in the quarter.

UNDERLYING RESULT BEFORE TAX - BANK (in EUR million)

ING Bank posted a solid second quarter as the net interest margin improved to 1.42% and further expense savings were achieved. The underlying result before tax increased 13.5% year-on-year to EUR 1,147 million, supported by higher margins and volume growth and an improvement in the cost/income ratio to 54.3%. Results declined just 1.9% on a sequential basis as an increase in risk costs and seasonally lower Financial Markets results largely offset higher margins on savings and volume growth.

ING Bank continued to attract strong net inflow of funds entrusted. They increased by EUR 6.5 billion during the quarter, fuelled primarily by Retail Banking and with net growth in all regions. Total net lending production was modest at EUR 1.4 billion and was due mainly to Retail Banking and Trade Finance Services at Commercial Banking. Meanwhile, lending levels were lower in the International Trade & Export Finance activities of Structured Finance, Real Estate Finance and in the Lease run-off portfolio.

2	ING GROUP PRESS RELEASE 2Q2013

OPERATING RESULT INSURANCE EURASIA (in EUR million)

Results from Insurance EurAsia improved significantly compared with both the second quarter of 2012 and the previous quarter. The operating result rose 26.1% from a year ago, reflecting expense reductions from the transformation programme announced last year, an improvement in the Non-life result and lower funding costs. On a sequential basis, the operating result more than tripled, supported by the aforementioned factors as well as seasonally higher dividend income. The first quarter of 2013 also included a non-recurring loss on a reinsurance contract, which dampened results in that quarter. The second-quarter underlying result before tax of Insurance EurAsia improved versus both comparable quarters to EUR 182 million.

Total new sales (APE) on a constant currency basis at Insurance EurAsia declined 20.3% year-on-year, as a 64.0% decrease in Benelux APE was only partly compensated by 36.0% sales growth in Central and Rest of Europe. The decline in the Benelux was due to lower retail life sales and lower sales and renewals in corporate pensions in the Netherlands, as well as lower single-premium product sales in Belgium due to the low yield environment. In Central and Rest of Europe, pension sales jumped 108.3% from one year ago, driven primarily by the pension reform in Turkey. Life sales in Central and Rest of Europe rose 8.1% from the second quarter of 2012, mainly due to strong sales in Poland. On a sequential basis, total APE at Insurance EurAsia was 32.3% lower, excluding currency effects, as the first quarter of 2013 included seasonally higher corporate pension renewals in the Netherlands.

OPERATING RESULT - INSURANCE ING U.S. (in EUR million)

The ongoing Insurance and Investment Management business of ING U.S. recorded a strong second quarter, marked by improved operating results and continued strength in net flows. Operating results of ING U.S., excluding currency effects, rose 37.3% year-on-year and 59.1% sequentially, fuelled by growth in fees and premium-based revenue and a strong technical margin. The second-quarter underlying result before tax of ING U.S. was EUR -19 million, including EUR 112 million in losses in the US Closed Block VA, primarily reflecting losses on equity market hedges as equity markets rose 2.4% during the quarter. The hedge programme in the US Closed Block VA is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility.

New sales (APE) at Insurance US, excluding currency effects, declined 8.6% from the second quarter of 2012 and were 34.1% lower sequentially. Year-on-year, Full Service Retirement Plan sales grew 11.5% and Annuity/Mutual Fund product sales rose by 5.7%. These increases were more than offset by declines in Individual Life, consistent with management actions to focus on less capital-intensive products, as well as by lower Stable Value sales, which can fluctuate by quarter. The decline compared with the first quarter of 2013 was mainly due to seasonality in the Employee Benefit and Retirement businesses following very strong first-quarter sales.

ING Group’s quarterly net profit was EUR 788 million compared with EUR 1,293 million in the second quarter of 2012 and EUR 1,804 million in the first quarter of 2013. The second-quarter underlying effective tax rate was 28.6%.

ING Group’s second-quarter net profit included the net result from Insurance and Investment Management Asia, recorded under discontinued operations, which totalled EUR -98 million. This quarterly loss was primarily due to the net result from the internally reinsured Japanese SPVA guarantees and related hedges, which deteriorated to EUR -190 million in the quarter. The result for the current quarter mainly reflects negative hedge results driven by an increase in financial market volatility, as well as appreciation in the value of the underlying funds which are not reflected in IFRS reserves for the guaranteed death benefit block. This, combined with a devaluation of the Japanese yen, improved the reserve adequacy for the Japanese closed block VA by EUR 170 million.

Special items after tax were EUR -41 million and primarily related to costs for previously announced restructuring programmes in Bank and Insurance. These costs were partially offset by a pension curtailment in the Netherlands. Gains/losses on divestments amounted to EUR -16 million and mainly reflect the sale of ING’s 49% stake in KB Life Insurance Company Ltd., the sale of part of ING’s direct stake in Sul America S.A., and the announced sale of ING Hipotecaria, ING’s mortgage business in Mexico.

NET RESULT PER SHARE (in EUR)

ING Group’s net profit per share was EUR 0.21, based on an average number of shares of 3,828 million over the second quarter. The Group’s underlying net return on IFRS-EU equity was 6.6% for the first six months of 2013.

ING GROUP PRESS RELEASE 2Q2013	3

BANKING

Banking key figures

In EUR million	2Q2013	2Q2012[1]	Change	1Q2013	Change	1H2013	1H2012[1]	Change
Profit & loss
Interest result	3,006	2,856	5.3%	2,916	3.1%	5,922	5,825	1.7%
Commission income	582	577	0.9%	554	5.1%	1,136	1,130	0.5%
Investment income	52	52	0.0%	124	-58.1%	176	173	1.7%
Other income	212	109	94.5%	270	-21.5%	483	183	163.9%

Total underlying income	3,853	3,594	7.2%	3,863	-0.3%	7,716	7,311	5.5%

Staff and other expenses	2,064	1,988	3.8%	2,094	-1.4%	4,158	4,047	2.7%
Intangibles amortisation and impairments	26	56	-53.6%	39	-33.3%	65	125	-48.0%

Operating expenses	2,090	2,044	2.3%	2,133	-2.0%	4,224	4,171	1.3%

Gross result	1,762	1,550	13.7%	1,730	1.8%	3,492	3,140	11.2%

Addition to loan loss provision	616	540	14.1%	561	9.8%	1,176	978	20.2%

Underlying result before tax	1,147	1,011	13.5%	1,169	-1.9%	2,316	2,162	7.1%

of which Retail Banking	664	504	31.7%	607	9.4%	1,271	1,126	12.9%
of which Commercial Banking	532	434	22.6%	589	-9.7%	1,121	1,062	5.6%
of which Corporate Line	-50	73	-168.5%	-27		-77	-27

Key figures
Underlying interest margin	1.42%	1.27%		1.38%		1.40%	1.30%
Underlying cost/income ratio	54.3%	56.9%		55.2%		54.7%	57.1%
Underlying risk costs in bp of average RWA	89	73		81		85	67
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	277,632	295,568	-6.1%	278,225	-0.2%	277,632	295,568	-6.1%
Return on equity based on IFRS-EU equity[2]	9.5%	8.4%		9.0%		9.3%	8.7%
Return on equity based on 10.0% core Tier 1[3]	12.4%	10.3%		12.1%		12.3%	10.6%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Annualised underlying net result divided by average IFRS-EU equity
[3]	Annualised underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio

ING Bank posted a solid second quarter as the interest margin continued to improve and ongoing cost-containment programmes yielded further expense savings. Underlying result before tax rose 13.5% from a year ago to EUR 1,147 million, supported by higher margins and volume growth and an improvement in the cost/ income ratio to 54.3%. Results declined marginally from the first quarter as higher risk costs and seasonally lower Financial Markets results largely offset higher margins on savings and volume growth.

The Bank attracted EUR 6.5 billion of net funds entrusted, while net lending production was EUR 1.4 billion in the quarter. The net interest margin rose four basis points on a sequential basis to 1.42%, supported by an improvement of savings margins. Expenses were lower than the first quarter, but they rose 2.3% from the second quarter of last year, which included favourable non-recurring items. These items, together with higher pension costs and the impact of collective labour agreements, more than offset the savings achieved from announced cost-containment initiatives as well as lower real estate impairments. Risk costs remained elevated amid the continued weak macroeconomic environment and increased on both comparable quarters.

Total underlying income increased 7.2% year-on-year to EUR 3,853 million, mainly reflecting higher interest results and a strong improvement in other income following the completion of the planned de-risking of the investment portfolio at the end of last year. Credit valuation and debt valuation adjustments (CVA/DVA) recorded in Commercial Banking and the Corporate Line contributed EUR 52 million to income, which was slightly higher than the combined positive CVA/DVA impacts in both comparable quarters. Compared with the first quarter of 2013, underlying income was flat as seasonally lower Financial Markets revenues were largely offset by higher interest results in Retail Banking.

INTEREST RESULT (in EUR million) AND INTEREST MARGIN (in %)

The underlying interest margin improved by four basis points to 1.42% from 1.38% in the first quarter, while the interest result rose 3.1%, mainly driven by Retail Banking. The interest result on funds entrusted increased, reflecting higher volumes and an improvement of the interest margin as client savings rates were lowered in several countries during the first half of 2013. The interest result on lending activities was flat, while a decline in Financial Markets was largely offset by improved interest results in the Bank’s treasury activities. Compared with the second quarter of last year, the total interest result rose 5.3%. The increase was primarily driven by repricing of the loan book, while the interest margin on funds entrusted remained lower year-on-year, reflecting lower returns from the investment portfolio amid the low interest rate environment; however, this was compensated by higher volumes.

4	ING GROUP PRESS RELEASE 2Q2013

ING Bank continued to attract strong net inflow of funds entrusted, which amounted to EUR 6.5 billion during the second quarter. This was primarily driven by Retail Banking with net growth in all regions. Net production in lending was modest at EUR 1.4 billion, of which EUR 0.9 billion was in mortgages and EUR 0.5 billion in other lending. Net lending growth in Retail Banking businesses outside of the Netherlands as well as in the Trade Finance Services activities of Commercial Banking was largely offset by lower levels of lending in International Trade & Export Finance in Structured Finance as well as reductions in Real Estate Finance and the Lease run-off portfolio.

OPERATING EXPENSES (in EUR million) AND COST/INCOME RATIO (in %)

Cost-saving initiatives at the Bank are on track, which are helping to offset the impact of inflation, higher pension costs and bank levies. Underlying operating expenses declined 2.0% from the first quarter to EUR 2,090 million, supported by strong cost control and lower impairments on real estate development projects. Compared with the second quarter of last year, which included a EUR 38 million reimbursement from the old deposit guarantee scheme in Belgium as well as lower performance-related personnel expenses, operating expenses rose 2.3%. The increase in expenses was mainly due to EUR 56 million of higher pension costs (caused by a decrease in the discount rate at the end of 2012) and the impact of collective labour agreements. In the first half of 2013, average staff expenses per FTE excluding higher pension costs, were about flat compared with a year ago. The underlying cost/income ratio improved to 54.3% in the second quarter of 2013. The earlier-announced cost-saving initiatives are expected to reduce expenses at the Bank by EUR 840 million by 2015, of which EUR 279 million has already been achieved. Headcount reductions related to these initiatives are running ahead of schedule. Headcount has declined by 3,440 FTEs out of 6,100 FTE reductions expected until the end of 2015.

Risk costs remained elevated in the second quarter reflecting the persistently weak economic environment. ING Bank added EUR 616 million to the provision for loan losses, up from EUR 561 million in the first quarter and EUR 540 million a year ago. The sequential increase mainly reflects a EUR 30 million provision for a restructured CMBS loan in the UK legacy portfolio as well as higher additions in the General Lending and Lease run-off portfolios of Commercial Banking. Risk costs at Real Estate Finance were stable but remained elevated, while Structured Finance recorded lower net additions. Risk costs for Dutch mortgages were stable on the previous quarter at EUR 81 million, but were significantly higher than a year ago. Non-performing loans (NPLs) on Dutch mortgages increased marginally to 1.6% of credit outstandings. Risk costs for business lending in Retail Netherlands remained elevated, but were slightly lower than in the previous quarter, while risk costs for non-mortgage lending to private persons increased. Total NPLs at ING Bank increased to 2.8% of credit outstandings, up from 2.6% at the end of the first quarter. Total underlying risk costs were 89 basis points of average risk-weighted assets, compared with 81 basis points in the first quarter and 73 basis points in the same quarter of 2012. For the coming quarters, ING expects risk costs to remain elevated at around these levels amid the weak economic climate.

The underlying result before tax from Retail Banking increased to EUR 664 million from EUR 607 million in the first quarter driven by improved margins on savings. Risk costs increased by EUR 27 million on the previous quarter, mainly due to a provision for a restructured CMBS loan, while risk costs on the rest of the loan book were slightly higher. Compared with the second quarter of 2012, the underlying result before tax increased 31.7%. Retail Banking attracted EUR 6.2 billion of net funds entrusted in the second quarter of 2013, while net production in lending was EUR 2.2 billion.

Commercial Banking continued to show solid results in the second quarter, as a strong performance from Structured Finance and the impact of cost reductions were partially offset by lower volumes in General Lending and Real Estate Finance, while risk costs remained elevated. The underlying result before tax was EUR 532 million, up 22.6% from the second quarter of 2012, and was flat excluding positive CVA/DVA effects within Financial Markets. The underlying result before tax was down 9.7% versus the first quarter, which traditionally shows strong results in Financial Markets.

The underlying result before tax of Corporate Line Banking declined to EUR -50 million from EUR 73 million in the same quarter of last year and EUR -27 million in the first quarter of 2013.

ING Bank’s second-quarter net result was EUR 819 million, including EUR -22 million of special items after tax. These items primarily reflect EUR 49 million of after-tax charges for the previously announced restructuring programmes in Retail Netherlands and an additional pension release of EUR 28 million after tax related to the new Dutch pension scheme which was announced in 2012.

The year-to-date underlying return on IFRS-EU equity improved to 9.3% from 8.7% in the first half of last year as higher earnings more than offset the increase in the equity base. The Ambition 2015 target for return on IFRS-EU equity is 10-13%. The year-to-date underlying return on equity based on a 10% core Tier 1 ratio was 12.3% compared with 10.6% in the first six months of 2012.

ING GROUP PRESS RELEASE 2Q2013	5

INSURANCE EURASIA

Insurance EurAsia key figures

In EUR million	2Q2013	2Q2012[1]	Change	1Q2013	Change	1H2013	1H2012[1]	Change
Margin analysis (in EUR million)
Investment margin	194	196	-1.0%	127	52.8%	321	352	-8.8%
Fees and premium-based revenues	351	355	-1.1%	379	-7.4%	730	743	-1.7%
Technical margin	105	99	6.1%	86	22.1%	192	180	6.7%
Income non-modelled life business	6	6	0.0%	5	20.0%	10	11	-9.1%

Life Insurance & Investment Management operating income	657	658	-0.2%	596	10.2%	1,253	1,286	-2.6%

Administrative expenses	279	288	-3.1%	295	-5.4%	574	593	-3.2%
DAC amortisation and trail commissions	95	98	-3.1%	102	-6.9%	197	212	-7.1%

Life Insurance & Investment Management operating expenses	374	387	-3.4%	397	-5.8%	771	805	-4.2%

Life Insurance & Investment Management operating result	283	271	4.4%	199	42.2%	482	481	0.2%

Non-life operating result	45	36	25.0%	-3		42	49	-14.3%
Corporate line operating result	-72	-105		-117		-190	-199

Operating result	256	203	26.1%	79	224.1%	335	331	1.2%

Non-operating items	-74	-313		5		-68	-484

Underlying result before tax	182	-110		85	114.1%	266	-153

Key figures
Administrative expenses / operating income (Life Insurance & Investment Management)	42.5%	43.8%		49.5%		45.8%	46.1%
Life insurance new sales (APE)	157	198	-20.7%	234	-32.9%	391	432	-9.5%
Life general account invested assets (end of period, in EUR billion)	67	67	0.0%	68	-1.5%	67	67	0.0%
Investment margin / life general account invested assets (in bps)[2]	94	109		94
Investment Management AuM (end of period, in EUR billion)	176	174	1.1%	184	-4.3%	176	174	1.1%
Underlying return on equity based on IFRS-EU equity[3]	3.0%	-1.9%		1.4%		2.2%	-1.2%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Four-quarter rolling average
[3]	Annualised underlying net result divided by average IFRS-EU equity

Results from Insurance EurAsia improved significantly compared with both the second quarter of last year and the first quarter of 2013, supported by cost reductions from the transformation programme announced last year, a lower impact from market-related items, and lower funding costs. The underlying result before tax improved to EUR 182 million from EUR -110 million last year. On a sequential basis, results improved from EUR 85 million, mainly due to seasonally higher dividend income and improved results in both the Corporate Line and the Non-life business.

OPERATING RESULT INSURANCE EURASIA (in EUR million)

Insurance EurAsia recorded an operating result of EUR 256 million, up 26.1% from a year ago. The increase mainly reflects a 3.1% reduction in Life Insurance and Investment Management administrative expenses, an improvement in the Non-life result of EUR 9 million, and a EUR 33 million improvement in the Corporate Line result due to lower funding costs. Compared with the previous quarter, the operating result more than tripled, supported by seasonally higher dividend income, improved Non-life results, lower expenses and lower funding costs. The previous quarter also included a EUR 31 million non-recurring loss on a reinsurance contract.

INVESTMENT MARGIN - EURASIA (in EUR million)

The investment margin was EUR 194 million, down 1.0% from a year ago due to the impact of the low yield environment across Europe and lower dividends reflecting the reduction in the equity exposure in 2012. This was partly offset by lower additions to the provision for profit sharing in the Benelux. Compared with the previous quarter, the investment margin jumped 52.8%, largely driven by seasonally higher dividends on equities in the Benelux received in the second quarter. The four-quarter rolling average investment spread was 94 basis points, unchanged from the previous quarter, as both average life general account assets and investment income remained stable.

Fees and premium-based revenues declined 1.1% from a year ago to EUR 351 million, as lower premium income in the Dutch retail life business was partly offset by higher fees and premium-based revenues in Central and Rest of Europe and at Investment Management. Compared with the previous quarter, fees and premium-based revenues declined 7.4%, reflecting seasonality in the corporate pensions business in the Netherlands.

6	ING GROUP PRESS RELEASE 2Q2013

The technical margin was EUR 105 million, up 6.1% from one year ago and up 22.1% from the first quarter, mainly reflecting the decrease of unit-linked guarantee provisions in the Benelux in the current quarter following an increase in market interest rates. The increase from one year ago was partly offset by lower surrender and morbidity results in Central and Rest of Europe. A higher result on mortality in corporate pensions in the Benelux also contributed to the improvement in the technical margin from the first quarter.

ADMINISTRATIVE EXPENSES - EURASIA (in EUR million)

Administrative expenses for Life Insurance and Investment Management (excluding currency effects) declined 2.8% from a year ago and 5.4% from the first quarter, reflecting the impact from the transformation program in the Benelux and strong cost control throughout Europe. These impacts more than offset higher pension costs in the Netherlands compared to a year ago.

The Non-life operating result rose to EUR 45 million from EUR 36 million in the second quarter of 2012. The increase reflects a more favourable claims experience in the Group Disability portfolio following management actions to restore profitability, as well as additional reserve strengthening in the second quarter of last year. This was partly offset by unfavourable claims experience in the Individual Disability and Motor portfolios, all in the Netherlands. Compared with the previous quarter, the Non-life operating result increased by EUR 48 million due to a more favourable claims experience in Disability and P&C, as well as higher investment income.

The Corporate Line operating result was EUR -72 million versus EUR -105 million a year ago, mainly due to lower interest expenses on hybrids and debt. On a sequential basis, the operating result improved by EUR 45 million mainly due to a EUR 31 million non-recurring loss on a reinsurance contract that was recorded in the first quarter of 2013.

The underlying result before tax of Insurance EurAsia improved to EUR 182 million from EUR -110 million in the second quarter of 2012. This was largely attributable to the lower impact of market-related items.

Gains/losses and impairments on investments were EUR -15 million. Impairments on public equities and real estate in the Benelux were partially offset by realised gains on sales of debt and equity securities in the Benelux and in the Corporate Line.

Revaluations totalled EUR 5 million in the second quarter. Market and other impacts totalled EUR -63 million and were largely driven by negative results on long-term interest rate hedges due to an increase in swap rates. The change in the provision for guarantees on separate account pension contracts (net of hedging) in the Benelux was EUR -14 million in the current quarter compared with EUR -241 million a year ago.

The net result for Insurance and Investment Management EurAsia was EUR 20 million. This included a EUR -98 million net result from discontinued operations in Insurance and Investment Management Asia, EUR -10 million of special items after tax, and a EUR 4 million net loss on divestments. Special items primarily related to additional IT investments for the accelerated transformation programme in the Benelux. As announced in November 2012, additional IT investments totalling EUR 75 million after tax will be made in 2013 and 2014 to improve processes and systems. Of this total, EUR 23 million was recorded in the first half of 2013.

NEW SALES (APE) - EURASIA (in EUR million)

Total new sales (APE) on a constant currency basis decreased 20.3% year-on-year, as a 64.0% decline in sales in the Benelux was only partly compensated by 36.0% growth in APE in Central and Rest of Europe. The decline in the Benelux was attributable to lower retail life sales and lower sales and renewals in corporate pensions in the Netherlands, as well as lower single-premium product sales in Belgium stemming from the low yield environment. In Central and Rest of Europe, pension sales jumped 108.3% compared with the second quarter of 2012, mainly due to the pension reform in Turkey. Life sales in Central and Rest of Europe rose 8.1% from one year ago, mainly attributable to strong sales in Poland. Compared with the previous quarter, total APE at Insurance EurAsia fell 32.3% on a constant currency basis, as the first quarter of 2013 included seasonally higher corporate pension renewals in the Netherlands.

ING GROUP PRESS RELEASE 2Q2013	7

INSURANCE ING U.S.

Insurance ING U.S. key figures

In EUR million	2Q2013	2Q2012[1]	Change	1Q2013	Change	1H2013	1H2012[1]	Change
Margin analysis (in EUR million)
Investment margin	253	278	-9.0%	264	-4.2%	517	548	-5.7%
Fees and premium-based revenues	450	414	8.7%	410	9.8%	861	822	4.7%
Technical margin	21	-7		3	600.0%	25	-6

Life insurance & Investment Management operating income	725	686	5.7%	677	7.1%	1,402	1,364	2.8%

Administrative expenses	324	328	-1.2%	332	-2.4%	656	648	1.2%
DAC amortisation and trail commissions	221	220	0.5%	215	2.8%	437	430	1.6%

Life insurance & Investment Management operating expenses	545	548	-0.5%	547	-0.4%	1,093	1,079	1.3%

Life insurance & Investment Management operating result	179	138	29.7%	130	37.7%	309	285	8.4%

Corporate line operating result	-40	-36		-43		-83	-64

Operating result	140	102	37.3%	87	60.9%	226	221	2.3%

Non-operating items	-159	292		-279		-438	-25

Underlying result before tax	-19	394	-104.8%	-192		-211	195	-208.2%

Key figures
Administrative expenses / operating income (Life insurance & IM)	44.7%	47.8%		49.0%		46.8%	47.5%
Life insurance new sales (APE)	427	469	-9.0%	632	-32.4%	1,058	1,018	3.9%
Life general account invested assets (end of period, in EUR billion)	65	69	-5.8%	67	-3.0%	65	69	-5.8%
Investment margin / life general account invested assets (in bps)[2]	160	158		164
Investment Management AuM (end of period, in EUR billion)	138	135	2.2%	142	-2.8%	138	135	2.2%
Underlying return on equity based on IFRS-EU equity[3]	-0.7%	18.7%		-7.5%		-4.4%	5.3%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Four-quarter rolling average
[3]	Annualised underlying net result divided by average IFRS-EU equity

ING U.S. recorded a strong second quarter, driven by a significant improvement in operating results and continued strength in net flows in Retirement and Investment Management. Total operating results increased 37.3% year-over-year and jumped 59.1% sequentially, both excluding currency effects. The increase compared with both quarters was driven by growth in fees and premium-based revenues and a stronger technical margin.

The total underlying result before tax for ING U.S. was EUR -19 million in the second quarter, reflecting EUR 112 million of losses in the US Closed Block VA primarily reflecting hedge losses as equity markets increased 2.4% in the quarter. The hedge programme in the US Closed Block VA is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility.

The net result for ING U.S. was EUR -23 million, including special items of EUR -8 million, which reflect IPO-related costs.

Insurance US

OPERATING RESULT - INSURANCE US (in EUR million)

Insurance US posted a second-quarter operating result of EUR 175 million, up 3.6% from a year ago and 13.6% higher than in the first quarter, both excluding currency effects. Higher fees

and

premium-based revenues and an improvement in the technical margin more than compensated for a lower investment margin.

The investment margin declined 11.1%, excluding currency effects, from a year ago to EUR 249 million due to lower earned rates and the run-off of assets related to the Institutional Spread business. The lower earned rates reflect the restructuring implemented in 2012 to reduce capital intensity as well as the impact of the low yield environment. Credited rates in the Retirement and Individual Life businesses were reduced, primarily in the first quarter of 2013, in order to mitigate spread pressure, while on-going growth in assets in the Retirement business helped offset some of the pressure on investment income. The investment margin was 6.4% lower than in the first quarter of 2013, excluding currency effects, primarily due to the impact of low interest rates on the average portfolio yield.

Fees and premium-based revenues grew 3.4% from a year ago to EUR 305 million, excluding currency effects. Strong net inflows in the Retirement and Annuities businesses as well as equity market appreciation drove fee income higher. The higher fee income more than offsets lower premium-based revenue in the Individual Life business, reflecting lower sales following management actions to focus on less capital-intensive products. Compared with the first quarter, fees and premium-based revenues were up 4.1% excluding currency effects, driven by higher fee income in the Retirement business as well as higher premium-based revenue in Individual Life, reflecting seasonality of premiums in Term Life.

The technical margin improved to EUR 19 million from EUR -8 million in the second quarter of 2012 and EUR 3 million in the first quarter of 2013. The increase from a year ago was primarily

8	ING GROUP PRESS RELEASE 2Q2013

due to higher margins in Individual Life, reflecting improvements in net mortality and lower reserve changes related to the suspension of Guaranteed Universal Life sales and lower new Term Life sales. The increase in the technical margin compared with the first quarter was primarily due to improved loss ratios in Employee Benefits, favourable reserve developments in the Closed Block Group Reinsurance business, and favourable net mortality results in Individual Life. These factors were only partially offset by non-recurring reserve releases in the Individual Life, Annuities, and Retirement businesses in the first quarter of 2013.

ADMINISTRATIVE EXPENSES - INSURANCE US (in EUR million)

Administrative expenses were flat compared with a year ago and declined 3.9% (excluding currency effects) from the first quarter to EUR 218 million. The decline in operating expenses was partially due to a one-time adjustment related to certain stock compensation accruals.

DAC amortisation and trail commissions of EUR 180 million, excluding currency effects, were essentially flat on both prior quarters.

The underlying result before tax declined compared with both comparable quarters to EUR 121 million, primarily due to negative revaluations on CMO assets following changes in prepayment assumptions and as a result of increased volatility in interest rates during the quarter. Gains/losses and impairments amounted to EUR -3 million. Revaluations totalled EUR -57 million, reflecting the aforementioned CMO revaluations. Market and other impacts were EUR 5 million.

NEW SALES (APE) - INSURANCE US (in EUR million)

New sales (APE) were EUR 427 million, down 8.6% from the second quarter of 2012 and 34.1% lower than in the first quarter, both excluding currency effects. Full Service Retirement Plan sales grew 11.5% year-on-year and Annuity/Mutual Fund product sales rose by 5.7%. These increases were more than offset by declines in Individual Life, following management actions to focus on less capital-intensive products, as well as lower Stable Value sales, which can fluctuate by quarter. The decline versus the first quarter was primarily due to seasonality in Employee Benefit sales and lower Retirement sales following a very strong first quarter of 2013. Net AuM inflows in the Retirement business amounted to EUR 340 million in the second quarter.

Investment Management

Investment Management posted a second-quarter operating result of EUR 27 million, up from EUR 11 million in the second quarter of 2012 and EUR 14 million in the first quarter, fuelled by an increase in fees and premium-based revenues.

Fees and premium-based revenues grew to EUR 110 million, up 20.9% year-on-year and up 10.0% sequentially, both excluding currency effects. The increase was driven by growth in AuM from strong net inflows, equity market appreciation, a favourable change in asset mix resulting in higher fees per AuM, and an increase in performance- and distribution-related fees.

Administrative expenses increased 5.1% from a year ago to EUR 83 million but were down 2.4% sequentially, both excluding currency effects. The increase compared with the second quarter of 2012 was primarily due to higher variable and performance-related compensation consistent with the increase in revenues.

The second-quarter underlying result before tax of Investment Management was EUR 12 million, including EUR -15 million of revaluations. Revaluations for Investment Management reflect both the revaluations on Investment Management’s investment capital results, as well as results attributable to minority interests in partnerships managed by Investment Management. The negative revaluation attributable to minority interests for the second quarter of 2013 amounted to EUR 20 million and was primarily driven by the increase in the interest rates during the quarter.

US Closed Block VA

Market volatility continued to impact the underlying results from the US Closed Block VA as the hedge programme is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility. The underlying result before tax was EUR -112 million, primarily reflecting losses on equity hedges as equity markets appreciated in the quarter. The second quarter result compares with EUR 216 million in the second quarter of 2012 and EUR -349 million in the first quarter of 2013.

US Corporate Line

The underlying result before tax from the US Corporate Line was EUR -40 million, compared with EUR -36 million one year ago and EUR -43 million in the previous quarter. The year-on-year decline was attributable to higher interest costs as short-term and internal debt were replaced with longer-term external debt. This impact was partially offset by lower letter of credit (LOC) costs related to the cancellation of the contingent funding facility between ING U.S. and ING Bank N.V. in the second quarter of 2013. The improvement in the US Corporate Line result compared with the first quarter of 2013 was primarily driven by the lower LOC costs.

ING GROUP PRESS RELEASE 2Q2013	9

BALANCE SHEET

Balance Sheet key figures

	ING Group		ING Bank N.V.		Insurance EurAsia		Insurance ING U.S.		Insurance other / Holdings /Eliminations
End of period, in EUR million	30 June 13	31 Mar. 13	30 June 13	31 Mar. 13 pro forma[1]	30 June 13	31 Mar. 13	30 June 13	31 Mar. 13	30 June 13	31 Mar. 13 pro forma[1]
Financial assets at fair value through P&L	239,076	257,076	133,722	147,012	27,583	29,175	78,103	81,192	-332	-304
Investments	192,677	196,506	79,119	77,418	56,032	58,172	57,512	60,900	14	15
Loans and advances to customers	556,266	566,464	529,165	541,158	16,969	17,208	8,472	8,699	1,660	-602
Other assets	106,598	104,663	83,894	81,768	13,423	12,747	14,411	14,378	-5,130	-4,230

Total assets excl. assets held for sale	1,094,617	1,124,709	825,900	847,356	114,007	117,302	158,498	165,169	-3,788	-5,123

Assets held for sale	48,981	56,012	4,033	3,795	48,068	55,019			-3,120	-2,802

Total assets	1,143,598	1,180,720	829,933	851,152	162,075	172,321	158,498	165,169	-6,908	-7,922

Shareholders’ equity	49,881	54,438	34,424	36,548	16,553	18,253	9,763	10,091	-10,859	-10,454
Minority interests	3,885	1,133	835	873	67	70	182	170	2,801	20
Non-voting equity securities	2,250	2,250							2,250	2,250

Total equity	56,016	57,821	35,260	37,421	16,620	18,323	9,945	10,262	-5,808	-8,185

Debt securities in issue	139,904	146,535	129,963	137,082			2,486	1,949	7,455	7,504
Insurance and investment contracts	228,934	236,028			90,018	92,472	138,884	143,524	32	32
Customer deposits/other funds on deposit	470,955	470,645	475,672	474,446					-4,717	-3,800
Financial liabilities at fair value through P&L	117,680	127,845	115,052	124,942	632	625	2,289	2,684	-293	-405
Other liabilities	85,175	91,370	70,244	73,699	10,648	11,214	4,894	6,750	-611	-295

Total liabilities excl. liabilities held for sale	1,042,648	1,072,423	790,931	810,169	101,298	104,311	148,553	154,907	1,863	3,036

Liabilities held for sale	44,934	50,476	3,742	3,562	44,158	49,688			-2,966	-2,774

Total liabilities	1,087,582	1,122,899	794,673	813,731	145,456	153,999	148,553	154,907	-1,103	261

Total equity and liabilities	1,143,598	1,180,720	829,933	851,152	162,075	172,321	158,498	165,169	-6,908	-7,922

[1]	The comparative figures of this period have been adjusted to reflect the transfer of WUB assets and liabilities to assets/liabilties held for sale.

ING Group

ING Group’s balance sheet declined by EUR 37 billion to EUR 1,144 billion in the second quarter of 2013, primarily reflecting EUR 17 billion of negative currency impacts and lower valuations of derivatives as long-term interest rates increased. The decline also reflects a reduction in assets held for sale at Insurance EurAsia, following the completion of divestments during the second quarter.

Shareholders’ equity declined by EUR 4.6 billion to EUR 49.9 billion. This reflects the impact of the IPO of ING U.S., lower revaluation reserves due to higher interest rates and negative currency impacts, partially offset by the EUR 0.8 billion quarterly net profit and deferred interest crediting to life policyholders.

ING U.S. was successfully listed on the NYSE in May 2013. The total proceeds of the IPO were EUR 1.1 billion, of which EUR 0.6 billion was recorded at ING Verzekeringen N.V. The impact on ING Group’s shareholders’ equity was EUR -1.9 billion, which is the difference between the net proceeds to ING Group and the IFRS book value of the divested ING U.S. stake. Following the IPO, ING Group’s ownership in ING U.S. was reduced to 71.25%. ING U.S remains fully consolidated in the Group’s financial statements. The IPO resulted in a minority interest in shareholders’ equity of EUR 3.0 billion.

The revaluation reserve for debt securities declined by EUR 4.1 billion in the quarter, mainly in Insurance, due to higher interest rates. This decline did not have a material impact on the regulatory capital ratios of ING’s insurance subsidiaries. The currency translation reserve declined by EUR 0.8 billion, primarily due to the strengthening of the euro against the US dollar, the Japanese yen and the Korean won.

Shareholders’ equity per share declined from EUR 14.28 at the end of March 2013 to EUR 13.00 on 30 June 2013. Of this decline, EUR 0.50 was attributable to the IPO of ING U.S.

ING Bank

ING Bank’s balance sheet declined by EUR 21 billion to EUR 830 billion, mainly due to lower valuations of derivatives as long-term interest rates increased, as well as EUR 10 billion of negative currency impacts. The funding profile continued to improve, with net inflows of customer deposits, a relatively stable customer lending portfolio and a reduction of short-term professional funding. The loan-to-deposit ratio improved to 1.07 from 1.10, already meeting the Bank’s Ambition 2015 target.

Insurance EurAsia

Total assets of ING Insurance EurAsia declined by EUR 7.2 billion, excluding currency effects, to EUR 162.1 billion, primarily due to a reduction in assets held for sale as divestments were completed and the lower market value of the debt securities portfolio. Shareholders’ equity declined by EUR 1.7 billion to EUR 16.5 billion, reflecting a lower revaluation reserve for debt securities as interest rates rose.

Insurance ING U.S.

Total assets for ING U.S. declined by EUR 3.5 billion, excluding currency effects, to EUR 158.5 billion, mainly due to the impact of interest rate movements. Shareholders’ equity declined by EUR 0.3 billion to EUR 9.8 billion, mainly due to the change in revaluations on debt securities as interest rates rose during the second quarter.

10	ING GROUP PRESS RELEASE 2Q2013

CAPITAL MANAGEMENT

Capital ratios ING Group

In EUR million	30 June 13	31 Mar. 13
Shareholders’ equity	49,881	54,438
Core Tier 1 securities	2,250	2,250
Group hybrid capital	9,277	9,405
Group leverage (core debt)	4,431	7,120

Total capitalisation (Bank and Insurance)	65,838	73,213

Required regulatory adjustments	-4,500	-7,368
Group leverage (core debt)	-4,431	-7,120

Adjusted equity	56,907	58,725

Debt/equity ratio	7.2%	10.8%
Total required capital	36,705	37,790
FiCo ratio	176%	172%

Capital ratios ING Bank

In EUR million	30 June 13	31 Mar. 13
Shareholders’ equity	34,424	36,548
Required regulatory adjustments	-1,578	-2,200

Core Tier 1	32,847	34,348

Hybrid Tier 1	6,812	6,905

Total Tier 1 capital	39,659	41,252

Other capital	6,451	6,934

BIS Capital	46,110	48,187

Risk-weighted assets	277,632	278,225
Required capital Basel II1	22,211	22,258
Required capital based on Basel I floor[1]	27,734	28,450
Basel II core Tier 1 ratio	11.8%	12.3%

Basel II Tier 1 ratio	14.3%	14.8%
Basel II BIS ratio[2]	16.6%	17.3%

[1]	Required capital is the highest of the two
[2]	Pre-floor

Capital ratios Insurance EurAsia

In EUR million	30 June 13	31 Mar. 13
Shareholders’ equity	16,553	18,253
Hybrids issued by ING Insurance	3,500	3,500
Required regulatory adjustments	-4,648	-6,187

Total capital base	15,405	15,566

EU required capital	5,064	5,326

IGD Solvency I ratio	304%	292%

ING Group’s core debt was reduced strongly to EUR 4.4 billion following the ING U.S. IPO and a EUR 1.8 billion dividend upstream from the Bank, of which EUR 0.3 billion is related to a capital injection into Nationale-Nederlanden Bank (NN Bank) for the merger with WestlandUtrecht Bank on 1 July 2013. The Bank’s core Tier 1 ratio remains strong at 11.8%.

ING Group

The amount of core debt at ING Group declined from EUR 7.1 billion at the end of the first quarter to EUR 4.4 billion following the upstream of the secondary offering proceeds of EUR 0.6 billion from the IPO of ING U.S. in May 2013. The proceeds from the completion of the sale of part of ING’s stake in SulAmérica SA reduced Group core debt by EUR 140 million in the quarter.

In addition, ING Bank paid a dividend to ING Group of EUR 1.5 billion to facilitate a further reduction of the Group core debt. In June, ING Bank decided to pay an additional dividend of EUR 330 million to the Group, which was injected into NN Bank ahead of the merger with WestlandUtrecht Bank in accordance with the EC restructuring plan. This capital injection was completed in July and will be reflected in the third-quarter Group core debt.

The Group debt/equity ratio improved to 7.2% at the end of June from 10.8% at the end of March.

ING Bank

ING Bank’s core Tier 1 ratio declined to 11.8% from 12.3%, mainly as result of the EUR 1.8 billion of dividends paid, which was only partially compensated by the quarterly net profit. Basel III will be implemented in the European Union through the CRR/CRD IV as of 1 January 2014; however, ING Bank is already meeting most of its requirements. The pro-forma core Tier 1 ratio on a fully-loaded Basel III basis stands at 10.2%, exceeding the Bank’s target of at least 10%. This is based on immediate implementation without future management actions.

In the first six months of 2013, ING Bank issued EUR 14.5 billion of debt in different markets and at competitive levels. Part of the year-to-date issuance replaces government-guaranteed bonds for which ING Bank announced a tender offer in June.

Insurance EurAsia

The Insurance Group Directive (IGD) ratio for Insurance EurAsia increased to 304% from 292% at the end of the first quarter. Shareholders’ equity and required regulatory adjustments declined as interest rates rose, which improved the solvency position at Nationale-Nederlanden Life. The EU required capital declined due to higher interest rates, currency effects, as well as the sale of the 49% stake in KB Life.

Insurance ING U.S.

ING U.S. targets capitalisation of its regulated operating companies based on local statutory rules at a level of 425% of Risk Based Capital (RBC). ING U.S. also targets a CTE(95) amount related to its Closed Block VA business, which is primarily reinsured to an affiliated offshore reinsurer and which is not part of the RBC calculation. The estimated combined RBC ratio for ING U.S. decreased to 454% at the end of June due to extraordinary distributions of USD 1.4 billion in connection with the IPO recapitalisation activities. Excluding the impact of these distributions, the RBC ratio rose slightly in the second quarter. ING U.S. has a post-IPO debt-to-capital target of approximately 25% on a U.S. GAAP basis. At 30 June, that ratio was 26.2%, down slightly from 27.2%. A USD 150 million repayment to ING Verzekeringen in July, related to the recapitalisation plan of ING U.S., will further reduce the ratio to 25.4%.

Dividend

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the remaining outstanding core Tier 1 securities, no interim dividend will be paid over the first six months of 2013.

ING GROUP PRESS RELEASE 2Q2013	11

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING takes continuous action to demonstrate that it considers the interests of its stakeholders seriously, not just now but also in the long term. ING Bank aims to become the preferred bank for its customers by offering good value for money, easy-to-understand products, easy accessibility and excellent service. In the same spirit, the strategy of ING’s insurance businesses is also to be customer-driven and to deliver first-class products and services through multiple distribution channels.

Financial institutions oath signed by ING Board members

Members of ING’s Supervisory and Executive Boards and a broad group of directors of various ING entities signed a financial institutions oath, commonly referred to as the “Banker’s Oath”, at a ceremony in Amsterdam on 12 June.

Since 1 January 2013, Dutch law requires that Supervisory and Executive Board members of financial institutions in the Netherlands take this oath and thus commit to a statement of values aimed at promoting the integrity of the Dutch banking sector and restoring trust with the public. It is a set of principles that reconfirms the industry’s commitment to ethical behaviour.

By taking the oath, Supervisory and Executive Board members and ING directors promise, among other things, that they will perform their duties with integrity and care and will properly weigh the interests of all concerned, including customers, employees and society. The oath is completely in line with ING’s Business Principles and ING’s strategic priority of customer centricity.

External recognition for customer focus

In June, Extel, a leading survey provider for the investment community, named ING Bank the best Benelux broker for the fourth consecutive year. The Bank was deemed best in class in equity sales and corporate access (i.e., bringing international investors together with listed companies in the Benelux) based on assessments from 7,500 professional investors in 62 countries. In the same survey, ING Investment Management was named best fund manager in the Netherlands.

‘For You’ now in Spain

ING’s insurance business introduced the ‘For You’ product platform for women in Spain, based on the launch of a similar initiative in the Czech Republic last year. ‘For You’ offers an insurance product online covering the risks associated with a breast cancer diagnosis and combines it with a campaign focused on information, awareness and prevention.

‘For You’ was designed with the idea that insurance can be affordable, close to the customer, simple, transparent and human. It is targeted at women of all ages. On the website www.foryoubying.es, women can find information on breast cancer prevention, share their experiences and connect with specialists and other individuals with an interest in the topic.

ING In Society

ING’s objective is to achieve long-term business success for both ING and its clients while contributing towards economic development, a healthy environment and a stable society. Creating shared value is the desired outcome of product and service offerings to clients and interaction with the communities in which ING operates.

Equator Principles III launched

In June, ING hosted the launch of the third edition of the Equator Principles (EPIII), which will be used by signatory financial institutions to assess and manage environmental and social risks in project finance transactions. The final draft of EPIII was coordinated and completed under ING’s chairmanship of the Equator Principles Steering Committee and formally presented at a conference in Amsterdam to mark the 10th anniversary of this standard.

The principles are voluntarily adopted by 79 banks in 35 countries around the world. In addition to applying local laws and regulation, signatory financial institutions apply the International Finance Corporation’s Performance Standards, which in some cases are more stringent than local legislation. In this way a level playing field is created whereby the sustainability requirements for funding are strengthened considerably. In addition, the Equator Principles support the dialogue between banks on sustainability beyond just project finance. ING is a strong supporter of the Equator Principles and recognises their ability to positively contribute to society. By raising awareness of environmental and social risks ING helps its customers to identify opportunities to mitigate them, and move towards international best practices.

Crowdfunding platform for social entrepreneurs

ING Direct Australia has partnered with fundraising website “StartSomeGood” to launch a crowdsourcing website that will help philanthropic entrepreneurs promote social change in Australia. Called Dreamstarter, the online platform connects social entrepreneurs and non-profits with people who want to help.

On Dreamstarter, an entrepreneur can post a video (www.ingdirect.com.au/dreamstarter) explaining his or her social project and campaigning for donations needed to start. ING will select those projects that address real community needs and, after the projects have reached a ‘tipping point’, provide funding to help the entrepreneurs achieve their goals.

Through this initiative, ING Direct Australia is able to advance the ideas of some of Australia’s most inspired citizens and their drive to create a better future for their communities. Ten ventures by social entrepreneurs who have graduated from the School for Social Entrepreneurs Australia will launch in the initial round of fundraising through the Dreamstarter platform.

12	ING GROUP PRESS RELEASE 2Q2013

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Insurance EurAsia		Insurance ING U.S.		Insurance Other
in EUR million	2Q2013	2Q2012[2]	2Q2013	2Q2012[2]	2Q2013	2Q2012[2]	2Q2013	2Q2012[2]	2Q2013	2Q2012[2]
Gross premium income	4,479	4,811			1,498	1,774	2,983	3,039	-2	-2
Interest result Banking operations	2,978	2,831	3,006	2,856
Commission income	963	928	582	577	165	152	229	208	-14	-9
Total investment & other income	1,076	2,766	265	161	713	795	82	1,827	23	-1

Total underlying income	9,495	11,338	3,853	3,594	2,376	2,721	3,294	5,074	7	-12

Underwriting expenditure	4,645	6,586			1,729	2,312	2,917	4,262	-2	12
Staff expenses	1,707	1,643	1,236	1,213	269	266	197	165	5
Other expenses	1,140	1,112	828	775	146	160	162	213	4	-36
Intangibles amortisation and impairments	26	56	26	56

Operating expenses	2,874	2,811	2,090	2,044	415	426	359	378	10	-36
Interest expenses Insurance operations	70	88			48	87	35	38	21	2
Addition to loan loss provision	616	540	616	540
Other	4	8			2	6	2	2

Total underlying expenditure	8,207	10,032	2,706	2,582	2,194	2,831	3,313	4,680	29	-21

Underlying result before tax	1,288	1,305	1,147	1,011	182	-110	-19	394	-22	10

Taxation	369	179	283	257	47	-31	44	-42	-5	-5
Minority interests	-23	18	23	20	4		-48		-2	-2

Underlying net result	942	1,109	840	734	131	-79	-15	436	-15	17

Net gains/losses on divestments	-16	-188			-4	-186		18	-12	-19
Net result from divested units		8		11		-3
Net result from discontinued operations[3]	-98	111			-98	111
Special items after tax	-41	252	-22	202	-10	63	-8	-9	-1	-3

Net result	788	1,293	819	948	20	-93	-23	445	-28	-6

[1]	Including intercompany eliminations.
[2]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[3]	The results of Insurance/IM Asia have been transferred to “net result from discontinued operations”.

ING GROUP PRESS RELEASE 2Q2013	13

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group		ING Bank N.V.		Insurance EurAsia		Insurance ING U.S.		Insurance Other / Holdings / Eliminations
in EUR million	30 June 13	31 Mar. 13	30 June 13	31 Mar. 13 pro forma[1]	30 June 13	31 Mar. 13	30 June 13	31 Mar. 13	30 June 13	31 Mar. 13 pro forma[1]
Assets
Cash and balances with central banks	18,699	12,816	16,928	10,554	5,899	5,494	1,330	1,764	-5,458	-4,996
Amounts due from banks	43,034	47,262	43,027	47,256					7	6
Financial assets at fair value through P&L	239,076	257,076	133,722	147,012	27,583	29,175	78,103	81,192	-332	-304
Investments	192,677	196,506	79,119	77,418	56,032	58,172	57,512	60,900	14	15
Loans and advances to customers	556,266	566,464	529,165	541,158	16,969	17,208	8,472	8,699	1,660	-602
Reinsurance contracts	5,129	5,266			273	283	4,855	4,983
Investments in associates	2,101	2,284	864	901	869	881	70	73	298	429
Real estate investments	1,219	1,224	151	153	790	793	6	6	272	272
Property and equipment	2,627	2,689	2,311	2,359	180	189	136	141
Intangible assets	2,748	2,691	1,694	1,777	404	420	808	652	-158	-158
Deferred acquisition costs	5,212	4,810			725	745	4,486	4,065
Other assets	25,829	25,620	18,919	18,768	4,281	3,942	2,720	2,695	-91	215

Total assets excl.assets held for sale	1,094,617	1,124,708	825,900	847,356	114,007	117,302	158,498	165,169	-3,788	-5,123

Assets held for sale	48,981	56,012	4,033	3,795	48,068	55,019			-3,120	-2,802

Total assets	1,143,598	1,180,720	829,933	851,152	162,075	172,321	158,498	165,169	-6,908	-7,922

Equity
Shareholders’ equity	49,881	54,438	34,424	36,548	16,553	18,253	9,763	10,091	-10,859	-10,454
Minority interests	3,885	1,133	835	873	67	70	182	170	2,801	20
Non-voting equity securities	2,250	2,250							2,250	2,250

Total equity	56,016	57,821	35,260	37,421	16,620	18,323	9,945	10,262	-5,808	-8,185

Liabilities
Subordinated loans	8,645	8,883	15,467	15,840	3,500	3,500			-10,322	-10,457
Debt securities in issue	139,904	146,535	129,963	137,082			2,486	1,949	7,455	7,504
Other borrowed funds	12,227	13,815			2,541	3,240	195	1,063	9,491	9,512
Insurance and investment contracts	228,934	236,028			90,018	92,472	138,884	143,524	32	32
Amounts due to banks	35,156	37,425	35,156	37,425
Customer deposits and other funds on deposits	470,955	470,645	475,672	474,446					-4,717	-3,800
Financial liabilities at fair value through P&L	117,680	127,845	115,052	124,942	632	625	2,289	2,684	-293	-405
Other liabilities	29,147	31,247	19,622	20,434	4,607	4,475	4,701	5,689	217	649

Total liabilities excl. liabilities held for sale	1,042,648	1,072,423	790,931	810,169	101,298	104,311	148,553	154,907	1,863	3,036

Liabilities held for sale	44,934	50,476	3,742	3,562	44,158	49,688			-2,966	-2,774

Total liabilities	1,087,582	1,122,899	794,673	813,731	145,456	153,999	148,553	154,907	-1,103	261

Total equity and liabilities	1,143,598	1,180,720	829,933	851,152	162,075	172,321	158,498	165,169	-6,908	-7,922

[1]	The figures of this period have been adjusted to reflect the transfer of part of WUB assets and liabilities to assets/liabilities held for sale

14	ING GROUP PRESS RELEASE 2Q2013

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012	2Q2013	2Q2012[1]
Profit & loss
Interest result	2,121	1,980	893	844	440	431	322	284	467	420
Commission income	330	316	117	128	90	86	28	20	94	82
Investment income	3	4	1	2	0	0	0	-8	2	10
Other income	99	-93	13	0	39	25	3	-8	44	-110

Total underlying income	2,552	2,207	1,024	974	569	543	352	287	607	402

Staff and other expenses	1,508	1,438	560	551	364	326	173	162	412	398
Intangibles amortisation and impairments	9	4	7	4	2	0	0	0	0	0

Operating expenses	1,518	1,442	567	555	366	326	173	162	412	398

Gross result	1,035	765	457	420	202	217	179	124	195	4

Addition to loan loss provision	370	261	218	161	41	28	21	25	91	48

Underlying result before tax	664	504	240	259	161	189	159	100	105	-44

Client balances (in EUR billion)[2]
Residential Mortgages	282.6	282.5	143.6	142.5	30.4	29.8	60.4	58.2	48.2	52.0
Other Lending	97.1	95.1	38.4	41.1	35.5	32.7	4.1	3.6	19.1	17.7
Funds Entrusted	393.6	369.6	119.5	113.8	80.2	73.8	102.2	91.9	91.7	90.2
AUM/Mutual Funds	56.4	53.1	16.8	15.3	25.8	25.5	6.4	5.9	7.4	6.4

Profitability and efficiency[2]
Cost/income ratio	59.5%	65.3%	55.3%	56.9%	64.4%	60.0%	49.0%	56.6%	67.8%	99.1%
Return on equity based on 10.0% core Tier 1[3]	13.2%	10.2%	13.1%	15.8%	21.6%	27.3%	19.7%	12.2%	6.2%	-2.9%

Risk[2]
Risk costs in bp of average RWA	105	73	158	129	81	55	38	45	83	37
Risk-weighted assets (end of period)	141,770	145,122	56,530	50,579	20,739	20,403	21,850	21,863	42,651	52,277

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Key figures based on underlying figures
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 2Q2013	15

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]
Profit & loss
Interest result	757	853	387	390	239	268	123	125	8	71
Commission income	253	258	124	132	98	88	30	41	1	-2
Investment income	49	21	15	7	0	9	5	-2	29	7
Other income excl. CVA/DVA	192	177	-18	-18	5	6	153	152	52	36

Underlying income excl. CVA/DVA	1,251	1,310	507	511	342	371	312	316	90	111
Other income - DVA on structured notes	34	97					34	97
Other income - CVA/DVA on derivatives	45	-117					45	-117

Total underlying income	1,330	1,290	507	511	342	371	391	296	90	111

Staff and other expenses	543	533	111	104	176	173	195	208	61	48
Intangibles amortisation and impairments	10	44	0	0	0	0	0	0	10	44

Operating expenses	553	577	111	104	176	173	195	208	71	93

Gross result	778	713	396	407	166	199	196	88	20	19

Addition to loan loss provision	245	278	155	223	44	16	-1	0	47	40

Underlying result before tax	532	434	241	185	122	183	197	88	-28	-21

Client balances (in EUR billion)[2]
Residential Mortgages
Other Lending	125.0	137.2	74.4	77.3	39.3	45.8	1.6	2.3	9.6	11.9
Funds Entrusted	73.5	58.0	0.8	1.5	35.8	32.9	3.9	3.1	33.0	20.4
AUM/Mutual Funds	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2

Profitability and efficiency[2]
Cost/income ratio	41.5%	44.8%	21.9%	20.3%	51.4%	46.5%	49.8%	70.4%	78.3%	83.1%
Return on equity based on 10.0% core Tier 1[3]	12.4%	9.8%	15.4%	14.1%	9.2%	12.8%	22.6%	8.2%	-11.0%	-8.1%

Risk[2]
Risk costs in bp of average RWA	76	82	118	204	47	15	-1	0	141	106
Risk-weighted assets (end of period)	130,128	134,647	54,860	43,399	36,674	42,883	25,317	33,402	13,277	14,964

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Key figures based on underlying figures
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

16	ING GROUP PRESS RELEASE 2Q2013

APPENDIX 5 INSURANCE EURASIA: MARGIN ANALYSIS AND KEY FIGURES

Insurance EurAsia: Margin analysis and key figures

	Total EurAsia		Benelux		Central & Rest of Europe		Investment Management		Corporate Line EurAsia
In EUR million	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012	2Q2013	2Q2012[1]	2Q2013	2Q2012
Insurance - Margin analysis
Investment margin	194	196	184	180	10	15	0	2
Fees and premium-based revenues	351	355	125	143	109	103	117	109
Technical margin	105	99	69	56	36	43	—	—
Income non-modelled life business	6	6	-0	1	6	5	0	-0

Life Insurance & Investment Management operating income	657	658	378	381	162	166	117	111

Administrative expenses	279	288	136	142	67	68	76	78
DAC amortisation and trail commissions	95	98	37	44	58	54	0	0

Life Insurance & Investment Management expenses	374	387	173	187	125	122	76	78

Life Insurance & Investment Management operating result	283	271	205	194	37	44	41	33

Non-life operating result	45	36	43	34	2	2	—	—
Corporate Line operating result	-72	-105							-72	-105

Operating result	256	203	249	228	38	47	41	33	-72	-105

Gains/losses and impairments	-15	-60	-28	-50	1	-13	0	0	12	3
Revaluations	5	-22	8	-44	—	20	—	—	-4	1
Market & other impacts	-63	-230	-63	-229	-0	-0	—	—	0	-1

Underlying result before tax	182	-110	166	-95	39	53	41	33	-64	-101

Life Insurance - New business figures
Single premiums	377	572	192	426	186	146	—	—	—	—
Annual premiums	120	141	21	69	99	72	—	—	—	—
New sales (APE)	157	198	40	111	118	87	—	—	—	—

Life Insurance & Investment Management - Key figures
Adm. expenses / operating income	42.5%	43.8%	36.0%	37.3%	41.4%	41.0%	65.0%	70.3%
Life general account invested assets (end of period, in EUR billion)	67	67	61	60	6	7	—	—
Investment margin / Life general account invested assets (in bps)[2]	94	109	96	111	82	90	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period, in EUR billion)	24.6	25.7	20.9	22.1	3.7	3.6	—	—
Net production client balances (in EUR billion)	5.8	-1.9	-0.8	-0.6	0.3	0.1	6.3	-1.4
Client balances (end of period, in EUR billion)	192.0	170.5	70.9	70.7	29.2	27.0	91.9	72.8

Other key figures
Gross premium income	1,498	1,774	1,022	1,305	469	453	—	—	7	15
Administrative expenses (total)	414	425	229	233	68	69	76	78	41	46

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Four-quarter rolling average

ING GROUP PRESS RELEASE 2Q2013	17

APPENDIX 6 INSURANCE ING U.S.: MARGIN ANALYSIS AND KEY FIGURES

Insurance ING U.S.: Margin analysis and key figures

	Insurance ING U.S.		Insurance US		Investment Management		US Closed Block VA		Corporate Line US
In EUR million	2Q2013	2Q2012[1]	2Q2013	2Q2012[1]	2Q2013	2Q2012	2Q2013	2Q2012	2Q2013	2Q2012
Investment margin	253	278	249	283	0	-0	4	-4
Fees and premium-based revenues	450	414	305	298	110	92	35	24
Technical margin	21	-7	19	-8	—	—	2	0
Income non-modelled life business	0	0	-0	0	0	-0	-0	0

Life Insurance & Investment Management operating income	725	686	573	573	110	92	42	21

Administrative expenses	324	328	218	221	83	80	23	27
DAC amortisation and trail commissions	221	220	180	183	1	1	41	37

Life Insurance & Investment Management expenses	545	548	398	404	84	80	63	64

Life Insurance & Investment Management operating result	179	138	175	169	27	11	-22	-43

Corporate Line operating result	-40	-36							-40	-36

Operating result	140	102	175	169	27	11	-22	-43	-40	-36

Gains/losses and impairments	-3	6	-3	6	0	0	0	0	-0	0
Revaluations	-70	53	-57	41	-15	10	1	1	-0	0
Market & other impacts	-86	234	5	-24	—	—	-91	258	-0	0

Underlying result before tax	-19	394	121	192	12	22	-112	216	-40	-36

Life Insurance - New business figures
Single premiums	1,895	1,983	1,895	1,983	—	—	—	—	—	—
Annual premiums	237	271	237	271	—	—	—	—	—	—
New sales (APE)	427	469	427	469	—	—	—	—	—	—

Life Insurance & Investment Management - Key figures
Adm. expenses / operating income	44.7%	47.8%	38.0%	38.6%	75.5%	87.0%	54.8%	128.6%
Life general account invested assets (end of period, in EUR billion)	65	69	60	64	—	—	5	5	—	—
Investment margin / Life general account invested assets (in bps)[2]	160	158	171	169	—	—	25	32	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period, in EUR billion)	75.0	73.8	42.9	40.7	—	—	32.1	33.1
Net production client balances (in EUR billion)	1.4	-1.3	-0.4	-0.3	2.5	-0.3	-0.8	-0.6
Client balances (end of period, in EUR billion)	191.6	180.1	107.4	103.7	51.0	42.4	33.2	34.0

Other key figures
Gross premium income	2,983	3,039	2,849	2,925	—	—	134	114	0	0
Administrative expenses (total)	324	328	218	221	83	80	23	27	—	—

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013
[2]	Four-quarter rolling average

18	ING GROUP PRESS RELEASE 2Q2013

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Investor conference call and webcast

Jan Hommen, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 7 August 2013 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Press conference and webcast

Jan Hommen, Patrick Flynn and Wilfred Nagel will also discuss the results in a press conference on 7 August 2013 at 11:00 a.m. CET. Journalists are invited to join the conference at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Journalists can also join in listen-only mode at +31 20 531 5857 (NL) or +44 203 365 3210 (UK) and via live audio webcast at www.ing.com.

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 June 2013

•	ING Bank Condensed consolidated interim financial information for the period ended 30 June 2013

•	ING Insurance Condensed consolidated interim financial information for the period ended 30 June 2013

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2Q2013 ING Group Interim Accounts.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

ING GROUP PRESS RELEASE 2Q2013	19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen Head Legal Department

Dated: August 7, 2013